UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-36397

Weibo Corporation

(Registrant’s Name)

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road

Chaoyang District, Beijing 100027

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On August 19, 2026, Hong Kong time, we published our unaudited financial results for the second quarter and six months ended June 30, 2026 as our interim report for the six months ended June 30, 2026 (the “HK Interim Report”) under Rule 13.48(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) on the website of The Stock Exchange of Hong Kong Limited. Pursuant to the Hong Kong Listing Rules, our HK Interim Report contains supplemental disclosure of reconciliation of the material differences between our consolidated financial statements prepared under the U.S. GAAP and International Financial Reporting Standards, which is attached hereto as exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Supplemental Disclosure—Reconciliation Between U.S. GAAP and International Financial Reporting Standards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEIBO CORPORATION

Date: August 19, 2026	By:	/s/ Fei Cao
Fei Cao
Chief Financial Officer